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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-49848

                                7,500,000 Shares

                             Portal Software, Inc.

                                  Common Stock

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   This prospectus relates to the public offering, which is not being underwritten, of 7,500,000 shares of our common stock, $0.001 par value per share, and the registration of these shares of our common stock for resale by former shareholders of solution42 AG, a German company we acquired on November 2, 2000. In connection with this acquisition, our newly created German subsidiary, Portal Solution GmbH, issued ordinary shares to the shareholders of solution42, and these shares may be exchanged in the aggregate for the 7,500,000 shares of our common stock to which this prospectus relates pursuant to an option we granted to these shareholders. We also have the option under some circumstances to force this exchange.

   Our common stock is traded on the Nasdaq National Market under the symbol "PRSF." The closing price on November 22, 2000 was $6.75 per share.

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   The shares of our common stock offered or sold under this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 4 of this prospectus to read about important factors you should consider before buying our common stock.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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               The date of this prospectus is November 22, 2000.
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   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               TABLE OF CONTENTS

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
PROSPECTUS SUMMARY.........................................................   3
RISK FACTORS...............................................................   4
FORWARD-LOOKING STATEMENTS.................................................  15
WHERE YOU CAN FIND MORE INFORMATION........................................  16
SELLING STOCKHOLDERS.......................................................  17
USE OF PROCEEDS............................................................  18
PLAN OF DISTRIBUTION.......................................................  18
LEGAL MATTERS..............................................................  19
EXPERTS....................................................................  19

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                               PROSPECTUS SUMMARY

   This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference into, this prospectus.

Our Business

   Portal develops, markets and supports real-time, scalable customer management and billing software, or CM&B software, for providers of Internet-based services. Portal's Infranet software is a comprehensive platform that meets the complex, mission critical provisioning, accounting, reporting and marketing needs of providers of Internet-based services. Portal's Real Time No Limits Infranet product enables the real-time provisioning and reporting of services, including such functions as account creation, user authentication and authorization, activity tracking, pricing and rating, billing and customer service, including self-service, all on a scale of up to millions of users. In contrast to solutions that require extensive customization services, Portal's Infranet platform provides an "out-of-the-box" product that can generally be used by a wide variety of service providers ranging from emerging small companies offering an innovative service to a small number of subscribers to large telecommunications carriers with millions of subscribers. Portal believes that by providing a platform with an open architecture with fully documented APIs, Infranet facilitates the development of new services that can integrate with existing and new software applications and that can be interoperated with other new or existing services offered by other providers using Infranet. As of July 31, 2000, more than 320 customers have licensed Infranet, including US West, Qwest Communications Corp., Covad Communications Company, Inktomi Corp., Juno Online Services, L.P., Deutsche Telekom Online Service GmbH, France Telecom SA and Demon Interactive Ltd.

Corporate Information

   Portal Software, Inc. was incorporated in California in March 1994 as Portal Information Network, Inc. In December 1995, Portal Communications Company, a company founded by John E. Little, Portal's Chief Executive Officer, and incorporated in California in May 1985, was merged with and into Portal Information Network, Inc. In October 1997, Portal Information Network, Inc. changed its name to Portal Software, Inc. Portal Software, Inc. reincorporated in Delaware in April 1999. References to "Portal," "we," "our," and "us" refer to Portal Software, Inc., a Delaware corporation, its predecessors, and each of its subsidiaries. Our principal executive offices are located at 10200 South De Anza Boulevard, Cupertino, California 95014 and our telephone number is (408) 572-2000. Information contained on our website does not constitute part of this prospectus.

The Offering

   This prospectus relates to the sale of up to 7,500,000 shares of our common stock by the selling stockholders identified in this prospectus. The prices at which the selling stockholders may sell their shares will be determined by the prevailing market for the shares or in negotiated transactions. See " Selling Stockholders."

Use of Proceeds

   The selling stockholders will receive all of the proceeds from the sale of the common stock pursuant to this prospectus. We will not receive any of the proceeds from sales by the selling stockholders of the offered shares of common stock.

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                                  RISK FACTORS

   This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus. You should carefully consider the following risk factors, together with all other information included or incorporated by reference into this prospectus, before you decide whether to purchase shares of our common stock.

   Risks and uncertainties, in addition to those we describe below, that are not presently known to us, or that we currently believe are immaterial may also impair our business operations. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks.

   Portal's future operating results may vary substantially from period to period. The price of our common stock will fluctuate in the future, and an investment in our common stock is subject to a variety of risks, including but not limited to the specific risks identified below. Inevitably, some investors in our securities will experience gains while others will experience losses depending on the prices at which they purchase and sell securities. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this prospectus.

      Risks Associated with Portal's Business and Future Operating Results

It is difficult to predict our business because we have a limited history operating as a provider of CM&B software

   We have a relatively brief operating history as a provider of CM&B software and had no meaningful license revenue until 1996. Therefore, we will experience the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Our business strategy may not prove successful, and we may not successfully address these risks.

We have a short history of profitability and cannot be certain that we will sustain or increase profitability

   In order to continue to be profitable, we must increase our revenues. We may not be able to increase or even maintain our revenues, and we may not achieve sufficient revenue or profitability in any future period. We incurred net losses of approximately $7.6 million for fiscal year 2000, $17.4 million for fiscal year 1999, $7.6 million for fiscal year 1998 and $2.3 million for fiscal year 1997. We had a slight net profit in the fourth quarter of fiscal year 2000 and we had operating profits in the quarters ending April 30, 2000 and July 31, 2000. Our fiscal year ends on January 31 of each year.

   In addition, we expect to significantly increase our sales and marketing, product development and administrative expenses. As a result, we will need to generate significant revenues from sales of Infranet to maintain profitability. We expect that we will face increased competition that may make it more difficult to increase our revenues. Even if we are able to increase revenues, we may experience price competition which would lower our gross margins and our profitability. Another factor that will lower our gross margins is any increase in the percentage of our revenues that is derived from indirect channels and from services, both of which have lower margins. We cannot be certain that we can sustain or increase operating and net profitability on a quarterly or annual basis.

Our quarterly operating results may fluctuate in future periods and we may fail to meet expectations

   Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. In future quarters, our operating results may be below one or more of the expectations of public market

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analysts and investors, and the price of our common stock may fall. Failure by technology companies to meet or exceed analyst expectations or any resulting change in analyst recommendations or ratings frequently results in substantial decreases in the market value of the stock of such companies. Factors that could cause quarterly fluctuations include:

  . variations in demand for our products and services;

  . the timing and execution of individual contracts, particularly large contracts that would materially affect our operating results in a given quarter;

  . the timing of sales of our products and services;

  . our ability to develop and attain market acceptance of enhancements to Infranet and new products and services;

  . delays in introducing new products and services;

  . new product introductions by competitors;

  . changes in our pricing policies or the pricing policies of our competitors;

  . announcements of new versions of products that cause customers to postpone purchases of Portal's current products;

  . the mix of products and services sold;

  . the mix of sales channels through which our products and services are sold;

  . the mix of domestic and international sales;

  . costs related to acquisitions of technologies or businesses;

  . the timing of releases of new versions of third-party software and hardware products that work with our products;

  . our ability to attract, integrate, train, retain and motivate a substantial number of sales and marketing, research and development, technical support and other management personnel;

  . our ability to expand our operations;

  . the amount and timing of expenditures related to expansion of our operations; and

  . global economic conditions generally, as well as those specific to ISPs and other providers of Internet-based services.

   We have difficulty predicting the volume and timing of orders. For example, substantially all of our future revenues will come from licenses of Infranet and related services, and the market for this product is in its early stages of development and is therefore unpredictable. In any given quarter, our sales have involved, and we expect will continue to involve, large financial commitment from a relatively small number of customers. As a result, the cancellation or deferral of even a small number of large licenses of Infranet would reduce our revenues, which would adversely affect our quarterly financial performance. Also, we have often booked a large amount of our sales in the last month of the quarter and often in the last week of that month. Accordingly, delays in the closing of sales near the end of a quarter could cause quarterly revenue to fall substantially short of anticipated levels.

   We record as deferred revenue fees from contracts that do not meet our revenue recognition policy requirements. While a portion of our revenues each quarter is recognized from deferred revenue, our quarterly performance will depend primarily upon entering into new contracts to generate revenues for that quarter. New contracts that we enter into may not result in revenue in the quarter in which the contract was signed, and we may not be able to predict accurately when revenues from these contracts will be recognized.

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   We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, develop new distribution channels and fund greater levels of research and development. We determine our operating expenses largely on the basis of anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue could cause significant variations in our operating results from quarter-to-quarter and could result in substantial operating losses.

Our quarterly operating results may fluctuate in future periods due to seasonal variations and we may fail to meet expectations

   We may also experience seasonality in our business. In many software companies, rate of growth of license fees revenues tends to decline between the fourth quarter of one year and the first quarter of the next year, due in part to the structure of sales compensation plans. If we experience such seasonality in the future, our rate of growth or absolute revenues could decline in the first quarter of a fiscal year compared to the preceding fourth quarter. In addition, the European operations of many companies experience a degree of flatness in the summer months. Portal may also experience such a pattern in its European operations. For example, the rate of growth in our European operations in the second quarter of fiscal year 2001 was significantly lower than the rate of growth in our other regions. Such seasonality may cause our results of operations to fluctuate or become more difficult to predict and could cause us to fail to meet internal or analyst expected financial results.

It is difficult to predict the timing of individual orders because Infranet has a long and variable sales cycle

   To date, the sales cycle for Infranet generally has been three to nine months or more. The long sales and implementation cycles for Infranet may cause license revenues and operating results to vary significantly from period to period. Along with systems integrators and our other distribution partners, we spend significant time educating and providing information to our prospective customers regarding the use and benefits of Infranet. Even after purchase, our customers tend to deploy Infranet slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer's network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy Infranet.

Our business depends on the commercial acceptance of Infranet, and it is uncertain to what extent the market will accept this product

   Our future growth depends on the commercial success of Infranet. Substantially all of our licensing revenues are derived from Infranet. Our business will be harmed if our target customers do not adopt and purchase Infranet. The market for Internet-based CM&B software is still in its early stages of development. In addition, some prospective customers may base their purchasing decisions based on a vendor's ability to support their CM&B needs for both their Internet-based services and their other existing or planned non-Internet service offerings, such as fixed wire or mobile voice telephony or cable television. Our ability to address these current and future non-Internet based service requirements with our current version of Infranet and planned future enhancements may affect the market acceptance of Infranet by prospective customers who desire an integrated CM&B solution for their different services. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced versions of Infranet. We are not certain that our target customers will widely adopt and deploy Infranet as their CM&B solution. In the future we may not be successful in marketing Infranet or any new or enhanced products or services. Our future revenues will also depend on our customers licensing software for additional applications or for additional subscribers. Their failure to do so could harm our business.

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   Significant technical challenges arise in our business because many of our customers purchase and implement Infranet in phases, deploy Infranet across a variety of computer hardware platforms and integrate it with a number of legacy systems, third-party software applications and programming tools. Implementation frequently involves participation by our professional services group, which has limited resources. Some customers may also require us to develop costly customized features or capabilities, which increase our costs and consume our limited customer service and support resources. Also, revenues we derive from our services business have a significantly lower margin than revenues derived from licensing Infranet. If new or existing customers have difficulty deploying our products or require significant amounts of our professional services support, our operating margins could be harmed.

Unpredictable foreign payroll taxes may cause operating results to fluctuate in future periods and we may fail to meet expectations

   We are generally subject to employer payroll taxes when our employees exercise their stock options. The employer payroll taxes are assessed on each employee's gain, which is the difference between the price of our common stock on the date of exercise and the exercise price. During a particular period, these payroll taxes could be material. These employer payroll taxes would be recorded as an expense and are assessed at tax rates that vary depending upon the employee's taxing jurisdiction in the period such options are exercised based on actual gains realized by employees. However, because we are unable to predict how many stock options will be exercised, at what price and in which country during any particular period, we cannot predict, the amount, if any, of employer payroll expense that will be recorded in a future period or the impact on our future financial results.

We must hire and retain qualified sales personnel to sell Infranet

   Our financial success and our ability to increase revenues in the future depend considerably upon the growth and productivity of our direct sales force that has historically generated a majority of Portal's license revenues. This productivity and growth will depend to a large degree on our success in recruiting, training and retaining additional direct salespeople. There is a shortage of direct sales personnel with the skills and expertise necessary to sell our products. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than we anticipate.

   In addition, because we currently rely on indirect sales for a significant portion of our market opportunities, we may miss sales opportunities that are available through other sales distribution methods and other sources of leads, such as domestic and foreign resellers. In the future, we intend to augment our indirect sales distribution methods through additional third-party distribution arrangements. However, there is no guarantee that we will successfully augment these arrangements or that the expansion of indirect sales distribution methods will increase revenues. We may be at a serious competitive disadvantage if we fail to enhance these indirect sales channels.

We also use systems integrators and other strategic relationships to implement and sell Infranet

   We have entered into relationships with third-party systems integrators, as well as with hardware platform and software applications developers and service providers. We have derived, and anticipate that we will continue to derive, a significant portion of our revenues from customers that have significant relationships with our market and platform partners. We could lose sales opportunities if we fail to work effectively with these parties or fail to grow our base of market and platform partners.

   Many of these partners also work with competing software companies, and our success will depend on their willingness and ability to devote sufficient resources and efforts to marketing our products versus the products of others. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, or at all. Our agreements with these parties typically are in the form of

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nonexclusive joint marketing or reseller agreements that may be terminated by either party without cause or penalty and with limited notice. Therefore, there is no guarantee that any single party will continue to market our products. If these relationships fail, we will have to devote substantially more resources to the distribution, sales and marketing, implementation and support of Infranet than we would otherwise, and our efforts may not be as effective as those of our partners, either of which would harm our business.

Our quarterly revenue is generated from a limited number of customers and our customer base is concentrated and the loss of one or more of our customers could cause our business to suffer

   A substantial portion of our license and services revenues in any given quarter has been, and is expected to continue to be, generated from a limited number of customers with large financial commitments. For example, two customers accounted for a total of 27% of total revenues for the quarter ended October 31, 1999 and one customer accounted for 10% of total revenue during the year ended January 31, 2000. As a result, if a large contract is cancelled or deferred or an anticipated contract does not materialize, our business would be harmed. We have initially targeted large ISPs, including on-line divisions of telecommunications carriers and other providers of Internet-based services, including the wireless divisions of telecommunications carriers. Some of the industries we have targeted are consolidating, which could reduce the number of potential customers available to us.

Our business will suffer dramatically if we fail to successfully manage our growth

   Our ability to successfully offer Infranet and new products and services in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. Our business will suffer dramatically if we fail to effectively manage this growth. On November 1, 2000, we had more than 1,220 employees, compared to a total of 634 employees on January 31, 2000. This growth has placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources and on our internal training capabilities. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Although we have recently occupied two new buildings for our headquarters in Cupertino, California, we expect that we will also have to continue to expand our facilities in California and other locations, and we may face difficulties and significant expenses identifying and moving into suitable office space.

Our significant international operations and our planned expansion of our international operations make us much more susceptible to risks from international operations

   For the quarters ended July 31, 1999 and 2000, we derived approximately 31% and 37% of our revenue, respectively, from sales outside North America. As a result, we face risks from doing business on an international basis, including, among others:

  . reduced protection for intellectual property rights in some countries;

  . licenses, tariffs and other trade barriers;

  . difficulties in staffing and managing foreign operations;

  . longer sales and payment cycles;

  . greater difficulties in collecting accounts receivable;

  . political and economic instability;

  . seasonal reductions in business activity;

  . potentially adverse tax consequences;

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  . compliance with a wide variety of complex foreign laws and treaties; and

  . variance and unexpected changes in local laws and regulations.

   We currently have offices in a number of foreign locations including Australia, Canada, China, France, Germany, Hong Kong, Japan, Malaysia, Singapore, Spain and the United Kingdom and plan to establish additional facilities in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. In addition, we have sold Infranet internationally for only a few years and we have limited experience in developing localized versions of Infranet and marketing and distributing them internationally.

   Our operations and financial results also could be significantly affected by factors associated with international operations such as changes in foreign currency exchange rates and uncertainties relative to regional economic circumstances, and political instability in emerging markets. For example, a strengthening of the dollar versus other currencies could make our products less competitive in foreign markets or collection of dollar denominated receivables more difficult. We do not currently engage in currency hedging activities.

   To the extent that we are unable to successfully manage expansion of our business into international markets due to any of the foregoing factors, our business could be adversely affected.

Our proprietary rights may be inadequately protected, and there is a risk of infringement

   Our success and ability to compete depend substantially upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Others may develop technologies that are similar or superior to our technology. Moreover, as the number of competitors in our industry segments grow and the functionality of products in different industry segments overlaps, we expect that our software products may in the future become subject to third-party infringement claims. Some of our competitors in the market for CM&B software may have filed or may intend to file patent applications covering aspects of their technology upon which they may claim our technology infringes. Several companies have very large patent portfolios covering a wide variety of technologies and may attempt to use their large portfolios to elicit license fees from our company. Any litigation, brought by us or by others, could be time-consuming and costly and could divert the attention of our technical and management personnel. In addition, litigation could cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, or at all, and could have a material and adverse impact on our gross margins and profitability. If a successful claim of product infringement were made against us, our business could be significantly harmed.

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Our business will suffer if our software contains significant errors or our product development is delayed

   We face possible claims and higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the "mission critical" nature of Infranet, undetected errors are of particular concern. Complex software, such as ours, always contains undetected errors. The implementations of Infranet that we accomplish through our services division and with our partners typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with an implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project and to provide these services at reduced or no cost. If our software contains significant undetected errors or we fail to meet our customers' expectations or project milestones in a timely manner we could experience:

  . loss of or delay in revenues and loss of market share;

  . loss of customers;

  . failure to achieve market acceptance;

  . diversion of development resources;

  . injury to our reputation;

  . increased service and warranty costs;

  . legal actions by customers against us; and

  . increased insurance costs.

   Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service-giving rise to the damages. However, these contractual limitations on liability may not be enforceable in certain jurisdictions and under certain circumstances, particularly if the damages relate to a Year 2000 problem, and we may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers' internal systems. A product liability claim, whether or not successful, could harm our business by increasing our costs, damaging our reputation and distracting our management.

   Despite investigation and testing by us and our partners, Infranet and the underlying systems and protocols running it may contain previously undetected errors or defects associated with Year 2000 or other date functions. Several customers, despite warnings regarding the use of non-Year 2000 certified versions of Infranet, have continued to use non-certified versions, and decline to upgrade to certified versions or implement maintenance fixes or bug releases made available to them. Portal integrates certain third party software into Infranet. These third party vendors may detect errors in their products after previously indicating that their products are Year 2000 compliant. Such revelations by our partners have occurred in the past and may occur in the future and these revelations have and could cause us to make changes in our products in response.

   In the past we have failed to release certain new products and upgrades on time. Future delays may result in:

  . customer dissatisfaction;

  . cancellation of orders and license agreements;

  . negative publicity;

  . loss of revenues;

  . slower market acceptance; or

  . legal action by customers against us.

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   Our business may be harmed if we are unable to develop, license or acquire new products or enhancements to Infranet on a timely and cost-effective basis, or if the market does not accept these products or enhancements.

We incorporate software licensed from third parties into Infranet and any significant interruption in the availability of these third-party software products or defects in these products could harm our business in the short-term

   Portions of Infranet incorporate software developed and maintained by third-party software vendors, such as operating systems, tools and database vendors. We expect that we may have to incorporate software from third party vendors and developers to a larger degree in our future products. Any significant interruption in the availability of these third-party software products or defects in these products or future products could harm our sales unless and until we can secure another source. We may not be able to replace the functionality provided by the third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. The absence of, or any significant delay in, the replacement of that functionality could result in delayed or lost sales and increased costs and could harm our business in the short-term.

Our future success will depend on our ability to manage technological change

   The market for CM&B software and services and Internet applications is characterized by:

  . rapid technological change;

  . frequent new product introductions;

  . changes in customer requirements; and

  . evolving industry standards.

   Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render our products obsolete. Our future success will depend upon our ability to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers.

   Infranet is designed to work on a variety of hardware and software platforms used by our customers. However, Infranet may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments, accounting and other systems that our customers use. We must constantly modify and improve our products to keep pace with changes made to these platforms and to back-office applications and other Internet-related applications. This may result in uncertainty relating to the timing and nature of new product announcements, introductions or modifications, which may harm our business. If we fail to modify or improve our products in response to evolving industry standards, our products could rapidly become obsolete, which would harm our business.

The markets in which we sell our product are highly competitive and we may not be able to compete effectively

   We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition from providers of traditional CM&B software such as Amdocs (which has recently acquired Solect Technology) and the Kenan Systems division of Lucent; emerging providers of billing software, such as Belle Systems, Geneva and Daleen Technologies, Inc.; and providers of Internet-based services that develop proprietary systems. We also compete with systems integrators and with internal MIS departments of larger telecommunications carriers. We are aware of numerous other major ISPs, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with Infranet. We anticipate continued growth and competition in the on-line

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services and telecommunications industries and the entrance of new competitors into the CM&B software market, and that the market for our products and services will remain intensely competitive. We expect that competition will increase in the near term and that our primary long-term competitors may have not yet entered the market. Many of our current and future competitors have significantly more personnel and greater financial, technical, marketing and other resources than we do.

   Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Also, current and potential competitors have greater name recognition and more extensive customer bases that they can use to compete more effectively. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could harm our business.

Our business substantially depends upon the continued growth of the Internet and Internet-based services

   We sell Infranet to organizations providing Internet-based services. Consequently, our future revenues and profits, if any, substantially depend upon the continued acceptance and use of the Internet as an effective medium of commerce and communication. Rapid growth in the use of the Internet and on-line wireless services is a recent phenomenon and it may not continue. As a result, a broad base of regular Internet users may not develop, and the market may not accept recently introduced services and products that rely upon the Internet, such as Infranet.

Future regulation of the Internet may slow its growth, resulting in decreased demand for our products and services and increased costs of doing business

   Due to the increasing popularity and use of the Internet, it is possible that state and federal regulators could adopt laws and regulations that may impose additional burdens on those companies conducting business on-line. The growth and development of the market for Internet-based services may prompt calls for more stringent consumer protection laws or for imposition of additional taxes. The adoption of any additional laws or regulations may decrease the expansion of the Internet or impose additional burdens on those companies conducting business on-line. A decline in the growth of the Internet could decrease demand for our products and services and increase our cost of doing business, or otherwise harm our business. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. Our costs could increase and our growth could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other on-line services.

Our future success depends on our ability to attract and retain additional personnel, particularly qualified sales persons

   We intend to hire a number of additional sales, support, marketing, administrative and research and development personnel. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel in the future. Our business cannot continue to grow if we cannot attract qualified personnel. For example, we will need to increase our customer service and support organization staff to support new customers and the expanding needs of our existing customers. Hiring qualified customer service and support personnel, as well as sales, marketing, administrative and research and development personnel, is very competitive in our industry, particularly in the San Francisco Bay Area, where Portal is headquartered, due to the limited number of people available with the necessary technical skills and understanding of the Internet. We may experience greater difficulty attracting and retaining these personnel with equity incentives as a public company than we did as a privately held company. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel in general, and on the services of John E. Little, our President and Chief Executive Officer, and David S. Labuda, our Chief Technology Officer, in particular. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will.

We may experience problems integrating the business of solution42 into our business. Any integration problems could cause us to incur substantial unanticipated costs and expenses, which would harm our operating results

   If we fail to integrate solution42's business successfully, we will incur substantial costs, which will increase our expenses and reduce any earnings or potentially result in operating losses. In addition, integration problems could divert management's attention from other business opportunities, which could result in slower revenue growth than anticipated or even declines in revenue. Integrating solution42's business with our business will be complex, time-consuming, and expensive, particularly due to the geographic distance between solution 42's operations in Germany and our headquarters in California. It may disrupt our business if not completed in a timely, efficient and effective manner. We have never attempted to integrate an acquisition of this size and we may not be successful in doing so.

   Specific integration challenges we will face include the following:

  . retaining existing customers and strategic partners of solution42;

  . retaining and integrating management and other key employees of solution42;

  . combining product offerings and product lines effectively and quickly, including technical integration by our engineering team;

  . integrating sales efforts so that customers can easily do business with the combined company;

  . transitioning multiple information technology systems to a single system;

  . successfully developing and promoting a brand strategy and marketing it to existing and prospective customers; and

  . developing and maintaining uniform standards, controls, procedures, and policies.

Acquisitions of additional companies or technologies may result in further disruptions to our business and management due to difficulties in assimilating personnel and operations

   We may make additional acquisitions or investments in other companies, products or technologies in the future. If and when we make any additional acquisitions, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may cause disruptions in our operations and divert management's attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. The issuance of equity securities for any acquisition could be substantially dilutive to our stockholders. In addition, our profitability will be adversely affected by acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

Our reported financial results will suffer as a result of purchase accounting treatment of the solution42 acquisition and the amortization of goodwill and other intangible assets

   Purchase accounting treatment of the acquisition of solution42 will result in a large initial write-off and additional write-offs over the next several years, which could have a material and adverse effect on our operating results and the market price of our common stock. Under purchase accounting, we will record the following as an asset on our balance sheet:

  . the fair value of the consideration given for solution42's outstanding common stock; and

  . acquisition-related direct transaction costs, including the fees of our legal, accounting, and financial advisors.

   We will allocate these costs to individual solution42 assets acquired and liabilities assumed. These assets and liabilities will include various identifiable intangible assets such as acquired developed technology, acquired trademarks and tradenames, and acquired workforce. Intangible assets, including goodwill, will be amortized over a period corresponding to the life of the relevant asset. In addition, we will allocate a portion of the purchase price for acquiring solution42 to in-process research and development which will be expensed in the fiscal quarter ending January 31, 2001.


The price of our common stock has been, and will continue to be volatile

   The trading price of our common stock has fluctuated in the past and will fluctuate in the future. This future fluctuation could be a result of a number of factors, many of which are outside our control. Some of these factors include:

  . quarter-to-quarter variations in our operating results;

  . failure to meet the expectations of industry analysts;

  . changes in earnings estimates by analysts;

  . announcements and technological innovations or new products by us or our competitors;

  . increased price competition;

  . developments or disputes concerning intellectual property rights; and

  . general conditions in the Internet industry.

   For example, the price of our stock dropped significantly after we announced our earnings for the third quarter of fiscal year 2001. Further, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many Internet and computer software companies, including ours, and which have often been unrelated to the operating performance of these companies or our company. Decreases in the trading prices of stocks of technology companies are often precipitous. For example, the price of Portal's stock dropped rapidly during the first quarter of fiscal year 2001.

                         Risks Related To This Offering

Our common stock sold in this offering will increase the supply of common stock on the public market, which may cause our stock price to decline

   The sale into the public market of the common stock to be sold in this offering could materially adversely affect the market price of our common stock. Once the registration statement of which this prospectus forms a part is declared effective, all of the shares of common stock to be sold in this offering will be eligible for immediate and unrestricted resale into the public market. A significant amount of common stock coming on the market at any given time could result in a decline in the price of our common stock or increased volatility.

                           FORWARD-LOOKING STATEMENTS

   This prospectus, together with all other information included or incorporated by reference into this prospectus, contains forward-looking statements that are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus, together with all other information included or incorporated by reference into this prospectus. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our Web site at http://www.portal.com or at the SEC's Web site at http://www.sec.gov.

   The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

  (1) our Annual Report on Form 10-K for the fiscal year ended January 31, 2000, filed on April 28, 2000;

  (2) our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2000, filed on June 14, 2000;

  (3) our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2000, filed on September 13, 2000;

  (4) our Current Report on Form 8-K filed on November 13, 2000 concerning an Investment Agreement with the shareholders of solution42; and

  (5) the description of our common stock contained in our Form 8-A/A filed on April 28, 1999.

   Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

   Upon written or oral request, we will provide without charge a copy of these filings, and a copy of any and all of the information that has been or may be incorporated by reference in this prospectus. Requests for these copies should be directed to Investor Relations Department, Portal Software, Inc., 10200 South De Anza Blvd., Cupertino, CA 95014, Telephone (408) 572-2000.

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or amendment. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or in any filing incorporated by reference is accurate as of any date other than the date on the front of those documents.

                              SELLING STOCKHOLDERS

   The following table sets forth (1) the name of the selling stockholders, (2) the number of shares of our common stock being registered for sale as of the date of this prospectus, which is equal to the number of shares of our common stock into which the selling stockholders' shares in Portal Solutions may be exchanged pursuant to an option granted by us to the selling stockholders and
(3) sets forth the number of shares of our common stock known by us to be beneficially owned by each selling stockholder. This information is based upon information provided by the selling stockholders and public documents filed with the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. No selling stockholder will beneficially own one percent or more of our outstanding common stock after completion of this offering. The term "selling stockholder" includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. We have not had a material relationship with any of the selling stockholders within the past three years other than as a result of the ownership of our shares or other securities. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

                                                 Number of
                                              Shares of Common
                              Number of            Stock            Number of
                           Shares of Common     Beneficially   Shares Beneficially
Name of Selling          Stock Registered for  Owned Prior to   Owned After this
Stockholder                  Sale Hereby      this Offering(1)      Offering
---------------          -------------------- ---------------- -------------------
Wolfgang Klotzki........       442,321            442,321                0
Lydia Klotzki...........        73,007             73,007                0
Marc Stolte.............       515,328            515,328                0
Bernd NiedergesaB.......       813,224            813,224                0
Hermann NiedergesaB.....        70,545             70,545                0
Ingeborg NiedergesaB....        70,545             70,545                0
Andrew Tan..............       883,769            883,769                0
Rachel Tan..............        70,545             70,545                0
Markus Driller..........       883,769            883,769                0
Simone Driller..........        70,545             70,545                0
Jurgen Riecke...........       883,769            883,769                0
Werner Riecke...........        70,545             70,545                0
Jorg Luzina.............       883,769            883,819               50
Nora Luzina.............        70,545             70,545                0
Arno Schlosser..........       883,769            883,769                0
Susanne Schlosser.......        70,545             70,545                0
Arche GmbH..............       630,739            630,739                0
Rainer Zimmermann.......        37,275             37,275                0
Jorg Weitbrecht.........        74,246             74,246                0

--------
(1) Consists of all shares of our common stock beneficially owned by the selling stockholders as of November 9, 2000, plus the shares of common stock registered in this prospectus.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. All proceeds will be received by the selling stockholders.

                              PLAN OF DISTRIBUTION

   We are registering all 7,500,000 shares of our common stock on behalf of the selling stockholders. We will not receive any of the proceeds from sales by the selling stockholders of the offered shares of common stock. The selling stockholders named in the table above or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus may sell the shares of our common stock from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares of our common stock to or through broker-dealers.

   The shares of our common stock may be sold by one or more of, or a combination of, the following:

  . a block trade in which the broker-dealer so engaged will attempt to sell the shares of our common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by this broker-dealer for its account through this prospectus;

  . an exchange distribution that complies with the rules of the exchange;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  . in privately negotiated transactions.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

   The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares of our common stock or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares of our common stock to close out these short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of our common stock. The broker-dealer may then resell or otherwise transfer these shares through this prospectus. The selling stockholders may also loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares of our common stock so loaned, or upon a default the broker-dealer may sell the pledged shares by use of this prospectus.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares of our common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares of our common stock. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares of our common stock purchased by them may be deemed to be underwriting discounts or commissions under the

Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale through Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than through this prospectus. The selling stockholders have advised us that they have not entered into any agreements,

   The shares of our common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares of our common stock may not engage in market-making activities with respect to our common stock during certain restricted periods. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and the selling stockholders have been informed of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares of our common stock.

   We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  . the name of each such selling stockholder and of the participating broker-dealer(s),

  . the number of shares involved,

  . the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  . other facts material to the transaction.

   We will bear all costs, expenses and fees in connection with the registration of the shares of our common stock. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of our common stock. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of our common stock against some liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

   The validity of our common stock offered in this prospectus and certain other legal matters will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of the date of this prospectus, attorneys of Brobeck, Phleger & Harrison LLP and family members thereof beneficially owned an aggregate of approximately 11,000 shares of our common stock.

                                    EXPERTS

   The consolidated financial statements of Portal included in Portal's Annual Report on Form 10-K for the year ended January 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.